EXHIBIT 99.1

Osisko Gold Royalties Ltd and Barolo Ventures Corp. Announce Completion of CDN $100 Million Subscription Receipt Offering to Finance "Osisko Development Corp."

MONTRÉAL, Oct. 29, 2020 (GLOBE NEWSWIRE) -- Osisko Gold Royalties Ltd ("Osisko Royalties") (OR: TSX & NYSE) and Barolo Ventures Corp. ("Barolo") (BVC.H: TSX-V) are pleased to announce, further to their joint news releases dated October 5, 2020 and October 28, 2020 relating to the "Reverse Take-Over" of Barolo (the "RTO") under the policies of the TSX Venture Exchange, the closing of the previously-announced "bought deal" private placement offering of 13,350,000 subscription receipts (the "Subscription Receipts") of Osisko Development Holdings Inc. ("Osisko Subco") at a subscription price of CDN $7.50 per Subscription Receipt (the "Issue Price") for aggregate gross proceeds of CDN $100 million (the "Financing"). In this news release, references to the "Resulting Issuer" or "Osisko Development" are to Barolo after the closing of the RTO.

Each Subscription Receipt entitles the holder thereof to receive, for no additional consideration and without further action on the part of the holder thereof, on or about the date that the RTO is completed, one common share of the Resulting Issuer after giving effect to a 60:1 consolidation of the common shares of Barolo (each, a "Resulting Issuer Share") and one-half-of-one warrant to purchase a Resulting Issuer Share (each whole warrant, a "Warrant"). Each Warrant will entitle the holder thereof to purchase one Resulting Issuer Share for CDN $10.00 for an 18-month period following the closing of the RTO.

The gross proceeds of the Financing have been deposited with the TSX Trust Company, as escrow agent, and will be released to the Resulting Issuer upon the satisfaction of the escrow release conditions (if at all), including the satisfaction or waiver of the conditions to closing the RTO and conditional approval of the TSX Venture Exchange to list the Resulting Issuer Shares issuable under the RTO and Financing, and certain other customary conditions (collectively, the "Escrow Release Conditions"). In the event that the Escrow Release Conditions are not satisfied on or prior to January 31, 2021, being the deadline to satisfy the Escrow Release Conditions, then the proceeds will be returned to the holders of the Subscription Receipts and the Subscription Receipts shall be cancelled.

The Financing was conducted on a "bought deal" basis through a syndicate of underwriters co-led by Canaccord Genuity Corp. and National Bank Financial Inc., and including BMO Nesbitt Burns Inc., Eight Capital, CIBC World Markets Inc., Credit Suisse Securities (Canada), Inc., Desjardins Capital Markets, RBC Dominion Securities Inc., Scotia Capital Inc., Cormark Securities Inc., Haywood Securities Inc., Industrial Alliance Securities Inc., Paradigm Capital Inc., PI Financial Corp., Raymond James Ltd., Sprott Capital Partners, TD Securities Inc., Clarus Securities Inc. and Echelon Wealth Partners Inc. (collectively, the "Underwriters").

For their services in connection with the completion of the Financing, upon the conversion of the Subscription Receipts, the Underwriters will receive a cash commission equal to 5.0% of the gross proceeds of the Financing; provided that a reduced cash commission equal to 2.0% shall be payable to the Underwriters in respect of subscribers on the President's List.

Insiders of the Osisko Royalties have subscribed for Subscription Receipts pursuant to the Financing. Any issuance of Subscription Receipts to an insider ("Insider Participation") will be considered to be a "related party transaction" (within the meaning of TSX Venture Exchange Policy 5.9 and Multilateral Instrument 61-101 – Protection of Minority Security Holders in Special Transactions ("MI 61-101"). Osisko Royalties has relied on exemptions from the "formal valuation" and "minority approval" requirements of MI 61-101 in respect of any Insider Participation.

The Subscription Receipts issued pursuant to the Financing will be subject to a four-month hold period; provided, however, that (i) the Resulting Issuer Shares issuable upon the conversion of the Subscription Receipts will be freely tradeable on the TSX Venture Exchange and not subject to any statutory hold period, and (ii) the Warrants issuable upon the conversion of the Subscription Receipts will not be subject to any statutory hold period.

About Osisko Gold Royalties Ltd

Osisko Royalties is an intermediate precious metal royalty company focused on the Americas that commenced activities in June 2014. Osisko Royalties holds a North American focused portfolio of over 135 royalties, streams and precious metal offtakes. Osisko Royalties' portfolio is anchored by its cornerstone asset, a 5% net smelter return royalty on the Canadian Malartic mine, which is the largest gold mine in Canada. Osisko Royalties also owns a portfolio of publicly held resource companies, including a 14.6% interest in Osisko Mining Inc., 17.6% interest in Osisko Metals Incorporated and a 18.3% interest in Falco Resources Ltd.

Osisko Royalties' head office is located at 1100 Avenue des Canadiens-de-Montréal, Suite 300, Montréal, Québec, Canada, H3B 2S2.

For further information, please contact Osisko Gold Royalties Ltd:

Sandeep Singh, President
Telephone: (514) 940-0670
Email: ssingh@osiskogr.com

About Barolo Ventures Corp.

Barolo is a public company organized under the laws of the Province of British Columbia, whose shares are listed for trading on the TSX-V. Barolo was previously engaged in the acquisition, exploration and development of mineral properties in Canada and the United States, but currently does not have an active business, and is investigating new business opportunities.

Barolo's head office is located at 609 Granville Street, Suite 1600, Vancouver, British Columbia, Canada, V7Y 1C3.

For further information, please contact Barolo Ventures Corp.:

Scott Ackerman
Director, President, CEO, CFO and Secretary
Telephone: (778) 331-8508
Email: sackerman@emprisecapital.com

Forward-looking Statements

Certain statements contained in this news release may be deemed "forward‐looking statements" within the meaning of applicable Canadian and U.S. securities laws. These forward‐looking statements, by their nature, require Osisko Royalties and Barolo to make certain assumptions and necessarily involve known and unknown risks and uncertainties that could cause actual results to differ materially from those expressed or implied in these forward‐looking statements. Forward‐looking statements are not guarantees of performance. Words such as "may", "will", "would", "could", "expect", "believe", "plan", "anticipate", "intend", "estimate", "continue", or the negative or comparable terminology, as well as terms usually used in the future and the conditional, are intended to identify forward‐looking statements. Information contained in forward‐looking statements, including with respect to future production of mines, is based upon certain material assumptions that were applied in drawing a conclusion or making a forecast or projection, including management's perceptions of historical trends, current conditions and expected future developments, public disclosure from operators of the relevant mines, as well as other considerations that are believed to be appropriate in the circumstances. Osisko Royalties and Barolo consider their respective assumptions to be reasonable based on information currently available, but cautions the reader that their assumptions regarding future events, many of which are beyond the control of Osisko Royalties and Barolo, may ultimately prove to be incorrect since they are subject to risks and uncertainties that affect Osisko Royalties and Barolo, and their respective businesses.

For additional information with respect to these and other factors and assumptions underlying the forward‐looking statements made in this news release concerning Osisko Royalties, see the section entitled "Risk Factors" in the most recent Annual Information Form of Osisko Royalties which is filed with the Canadian securities commissions and available electronically under Osisko Royalties' issuer profile on SEDAR (www.sedar.com) and with the U.S. Securities and Exchange Commission and available electronically under Osisko Royalties' issuer profile on EDGAR (www.sec.gov). The forward‐ looking statements set forth herein concerning Osisko Royalties reflect management's expectations as at the date of this news release and are subject to change after such date. Osisko Royalties and Barolo disclaim any intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, other than as required by law.

Neither the TSXV nor its Regulation Services Provider (as that term is defined in the policies of the TSXV) accepts responsibility for the adequacy or accuracy of this news release. No stock exchange, securities commission or other regulatory authority has approved or disapproved the information contained herein.